

Mail Stop 3720

November 21, 2008

John A. Martell
Chairman, Chief Executive Officer and President
MISCOR Group, Ltd.
1125 South Walnut St.
South Bend, IN 46619

>   **Re:**   **MISCOR Group, Ltd.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Form 10-Q for the quarterly period ended September 28, 2008**
>   **File No. 000-52380**

Dear Mr. Martell:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Note A – Summary of Significant Accounting Policies

1. Since your goodwill and intangible assets represent a substantial part of your assets, you should disclose your impairment policy for each in your critical accounting policies and your notes to the financial statements. Please provide us with your proposed disclosures.

2. Addressing paragraphs 30 and 31 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are.

Variable Interest Entities, page 35

3. We note that JAM Fox Investments LLC was formed for the purpose of acquiring real estate and leasing it to you. Provide us with additional details of the variable interest entity including your FIN 46R analysis. Tell us in detail how you considered paragraphs 16 and 17 of FIN 46R.

Note E – Intangible Assets, page 40

4. We note that you assigned a useful life of 20 years to your customer relationship intangible assets. Specifically refer to the criteria in paragraph 11 of SFAS 142 in your response.

Note O – Segment Information, page 62

5. We note that you realigned your segments in 2007. We also note that your repair, remanufacturing and manufacturing segment is comprised of three primary business groups including, the Motor Group, the Magnet Group and the Rail Services Group. Tell us how you considered paragraphs 10-17 of SFAS 131 in the determination that each of these groups does not comprise a separate operating and/or reportable segment. Provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

6. Provide us with, and disclose, the amount of goodwill allocated to each segment. Refer to paragraph 45 of SFAS 142.

Form 10-Q for the quarterly period ended September 28, 2008

Note G – Revolving Credit Line, page 10

7. We note that as of September 28, 2008 you were not in compliance with one of your financial covenants related to the Wells Fargo Revolving Line of Credit. Further we note that you were not in compliance with a covenant at June 29, 2008. In both cases, we note that you received a waiver. Provide us with more details of each of the covenants that were in violation. It is unclear from your current disclosures whether or not the violations were of the same covenant.

    Please revise to provide more disclosure regarding your covenant violations, including the specific covenant that was in violation and the actual ratios/actual amounts versus the minimum/maximum ratios/amounts permitted under your line of credit for such covenant. Further, disclose whether you expect to be in compliance with such covenants in future periods and explain in detail why you believe you will be in compliance. Also, disclose whether you are able to access all of the amounts available under the revolving credit line if you are not in compliance with all of your covenants. Are there any limitations to what you can continue to draw on the line? Provide us with your proposed disclosures.

Item 2. Management's Discussion and Analysis…, page 20

Results of Operations, page 24

8. In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. Your discussion should not merely repeat numerical data contained in the financial statements. You should provide more meaningful information, such as your discussion of the underlying reasons for the company's increased sales performance for its most recent third quarter set forth in your press release dated November 12, 2008. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, dated December 29, 2003), and Section III.E. of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Liquidity and Capital Resources, page 26

9. In the last paragraph on page 28, you state that the company amended its credit facility with Wells Fargo in April 2008 to, among other things, revise the formula for the maximum aggregate principal amount that may be borrowed under the revolving note. However, it does not appear that you have filed this amendment in any of your previous periodic reports as required by Item 601(a)(4) of Regulation S-K. Therefore, please file this amendment as an exhibit, or tell us how you have complied with this requirement.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: by facsimile to (574) 233-1171
        Richard L. Mintz, Esq.
        (Barnes & Thornburg LLP)